CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

January 27, 2006

TSX Venture Exchange Symbol: CMA

OTC Bulletin Board Symbol:  CRMXF

U.S. 20-F Registration:  000-29870

Frankfurt Stock Exchange:  DFL

(www.finanztreff.de)

Cream Minerals Defines Inferred Mineral Resource for Dos Hornos North Zone

Cream Minerals Ltd. (CMA - TSX-V) ("Cream") is pleased to report results from examination of the Dos Hornos North section, Vein 1 of its Nuevo Milenio property south west of Tepic, Nayarit State, Mexico.  Based on the re-evaluation completed and new data from Old Spanish adits, x-cuts, sublevels and shafts, an inferred mineral resource can be postulated for the Dos Hornos North Vein 1.  (See Longitudinal Section and News Releases dated November 16, 2005, and December 19, 2005 that have been posted on the Company’s website at www.creamminerals.com.)

Inferred Resources are defined in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005, as follows:   “An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits workings and drill holes.”

A 700 m section of Vein 1 shows sufficient continuity in grade, along strike and down dip to be classified as an Inferred Mineral Resource:

Strike Length	Down Dip	Average Width	Au g/t	Ag g/t	S.G
700 m	150 m	5.50 m	2.827	178.05	2.65

1,530,000 Tonnes,  Au: 139,000 oz,   Ag: 8,760,000 oz

The postulated inferred Mineral Resource is located within the Dos Hornos Zone, which has a known strike length of 3 km.  Within the 150 m wide zone are 4 parallel vein systems 2.50 m to 14 m wide, but detailed work has been concentrated on a 700 m section of Vein 1 only.  The known down dip extent is taken as 150 m below surface (DDH 01-03).  The sample width for Vein 1 varies from 0.86 m (Old Spanish drifts) to 14.00 m in tractor trenches giving a weighted average width of all samples as 4.16 m.  A 5.50 m width used for Vein 1 is more realistic since greater widths of Vein 1 are exposed in x-cuts (7.20 m), tractor trenches (10 to 14 m) and drill holes (10 m wide zone of mineralization).

Exploration on the Nuevo Milenio property is under the supervision of Mr. Ferdinand (Fred) Holcapek, P.Eng., the Company's "Qualified Person" for the purpose of National Instrument 43-101.  For more information about Cream Minerals Ltd., the Company's mineral property interests or to view the Company's new Casierra diamond video presentation, please visit our website at www.creamminerals.com.

Frank A. Lang, MA, P. Eng., President & CEO

For further information please contact: Investor Relations

Tel:  (604) 687-4622;  Fax:  (604) 687-4212;   Toll Free: 1-888-267-1400;  Email:  info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.

2361000 N
SECTION N35W
2360900 N
SECTION N20W
2360800 N
2360700 N
SECTION N
1200 m
1100 m
Sample # m Au g/t Ag g/t
182140 1.20 0.24 79.00
Adit 1 m Au g/t Ag g/t
182176-80 6.00 2.08 277.55
Trench 1 m Au g/t Ag g/t
660959-63 10.00 1.219 131.18
Including 4.00 2.886 284.45
Adit 2 m Au g/t Ag g/t
182172-74 3.90 1.641 98.87
Shaft 3 m Au g/t Ag g/t
182183 2.00 1.40 138.00
Sample # m Au g/t Ag g/t
182181 2.00 1.08 66.00
Shaft 4 m Au g/t Ag g/t
659608 3.00 2.468 83.00
Trench 2 m Au g/t Ag g/t
659793-99 14.00 1.820 29.88
Including 6.00 3.270 50.97
Shaft 5 m Au g/t Ag g/t
660675-77 3.80 2.520 99.47
Level 1 m Au g/t Ag g/t
182161 1.31 7.77 13.00
182162 1.10 3.08 54.00
182163 1.25 1.40 132.00
182164 1.10 1.81 268.00
182165 1.80 2.42 191.00
Sample # m Au g/t Ag g/t
182166 1.5 0.350 110.00
TR 4 Proj.15 m E
SHAFT 10
Proj.25m E
Creek
ROAD
TR 3 SHAFT 9
Proj.45 m E
Trench 4 m Au g/t Ag g/t
659506 3.00 2.446 83.00
Trench 3 m Au g/t Ag g/t
660972-80 18.00 2.35 116.21
Including 6.00 6.53 316.60
SHAFT 8, ADIT 3,
PROJ. 15 m E
Shaft 1
Not cleaned,
quartz float
Quartz Veins
Arroyo Gudalupana
Vein 1 partial exposed
outcrop very oxidized
ADIT 4 Upper Level
Sample # m Au g/t Ag g/t
182196-97 3.50 3.79 55.57
DDH 17 – 03 m Au g/t Ag g/t
199900 36 - 38 2.00 old workings
199901 38 - 40 2.00 1.050 191.50
Level 3 m Au g/t Ag g/t
182155 1.20 7.65 205.00
182156 1.20 1.53 59.00
182157 1.15 5.85 168.00
182158 1.25 4.46 138.00
182159 1.15 4.05 289.00
182160 1.20 3.19 148.00
Level 2 m Au g/t Ag g/t
182145 1.10 4.19 200.00
182146 1.30 5.47 257.00
182147 1.10 0.20 35.00
182148 1.05 2.10 102.00
182149 1.00 2.80 133.00
182150 1.40 1.48 114.00
182151 1.20 1.01 135.00
182152 1.15 0.82 47.00
182153 1.70 1.79 133.00
182154 1.05 0.25 26.00
DDH 01-03
Projected. 48 m W
DDH 18-03 m Au g/t Ag g/t
199949 26 – 28 2.00 1.644 131.00
199950 28 – 30 old workings
ADIT 4 Pillar Samples in Stope
Sample # m Au g/t Ag g/t
182192-95 7.20 2.03 142.94
182198-00 5.70 1.30 291.23
182201-02 3.60 1.19 149.00
ADIT 4 Pillar Samples in Stope
Sample # m Au g/t Ag g/t
182203-04 3.20 0.99 202.06
182205-06 3.80 1.66 200.05
182207-08 3.20 0.88 146.94
DDH 01-03 m Au g/t Ag g/t
104137 192 – 194 2.00 0.027 33.90
104138 194 – 196 2.00 0.219 45.00
104139 196 – 198 2.00 0.651 200.00
Average All Sample in Section
Width m Length m Au g/t Ag g/t
4.16 550.00 2.827 178.05
0 25 50 100 m
CREAM MINERALS DE MEXICO S.A. DE C.V.
NUEVO MILENIO
DOS HORNOS NORTH, VEIN 1
LONGITUDINAL SECTION
550 m ALONG STRKE OF STRUCTURE
FACING NE
BY: Ing. German Francisco R
F. Holcapek, P.Eng.
Dec. 01, 2005
Updated Jan. 23, 2006